SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

FIRST BANCORP
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
318672 10 2
(CUSIP Number)
Angel Álvarez-Pérez
Magdalena 1362
Cond. Plaza Estela 1504
San Juan, Puerto Rico
Phone: 787 642-3221
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	318672 10 2	Page	2	of	7 Pages

(1)	NAMES OF REPORTING PERSONS: Angel Álvarez-Pérez

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen

(7)	SOLE VOTING POWER

NUMBER OF	6,339,218 [1]

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	21,300

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	6,339,218

WITH:	(10)	SHARED DISPOSITIVE POWER

21,300

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,360,518 shares

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

6.87%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Reflects the Company’s stock split effective June 30, 2005.

Page	3	of	7 Pages
ITEM I: Security and Issuer
Common Stock Par Value $1.00 per share.
First BanCorp NYSE/FBP, 1519 Ponce de León Avenue, Santurce, Puerto Rico.
First BanCorp is a bank holding company organized under the laws of the Commonwealth of Puerto Rico since October 1, 1998. First BanCorp’s common stock was formerly listed as FirstBank, PR. The total number of shares of First BanCorp’s common stock issued, outstanding and in circulation as of May 12, 2008 is 92,546,749.
ITEM 2: Identity and Background
(a)	Ángel Álvarez-Pérez

(b)	Magdalena 1362 Cond. Plaza Estela 1504 San Juan, Puerto Rico

(c)	Present principle occupation: Private Investor

(d)	No

(e)	No

(f)	Citizen of the United States
ITEM 3: Source and Amount of Funds
The Reporting Person has used personal funds in the past to purchase the shares he owns.
ITEM 4: Purpose of Transaction
The purpose of this filing is to report the change in beneficial ownership as a result of the disposition of 948,400 shares of common stock of the issuer.
The Reporting Person resigned as Chief Executive Officer and Chairman of the Board of Directors of First BanCorp in late 2005. The Reporting Person currently intends to remain a significant stockholder of the Issuer. As part of his ongoing evaluation of the business, operations, governance,

Page	4	of	7 Pages
management, strategy and future plans of the Issuer and his personal investment objectives, the Reporting Person may consider, acquiring additional shares of the Issuers Common Stock from time to time through open market transactions, as the reporting person determines in his discretion. The reporting person may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the shares of the Issuers Common Stock owned by him. The reporting person will continue to evaluate the business and prospects of the Issuer, and his present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other shareholders of the Issuer.
Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified below, which include any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration

Page	5	of	7 Pages
pursuant to Section 12(g)(4) of the Exchange Act; or
(j)	Any action similar to any of those enumerated above.
The Reporting Person reserves the right to change his plans and intent, at any time and from time to time, based on his view of his best interests, and other factors in light of (i) the Issuer’s financial position, future actions taken by the Issuer’s board of directors, price levels of the Issuer’s Common Stock or other equity or debt securities of the Issuer, (ii) his investment opportunities, and (iii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, or regulations and any other conditions or changes thereto, in the Reporting Person’s sole determination.
Although the foregoing represents the Reporting Person’s current intentions with respect to the Issuer’s Common stock, the possible actions of the Reporting Person either alone or with one or more third parties with respect to the Issuer’s Common Stock are subject to change at any time and the Reporting Person may formulate plans or proposals with respect to one or more of the foregoing and any other matters as he may determine in his sole discretion in the future.
ITEM 5: Interest in Securities if Issuer
(a)	6,360,518, 6.87%.

(b)	Incorporated by reference from Items 7 — 10 on the Cover Page of this Schedule 13D. Mr. Alvarez-Perez shares voting and dispositive power with respect to 21,300 shares owned by his wife Mrs. Isabel Freiria.

(c)	Transactions effectuated by Angel Alvarez during the past sixty days:

(1)	Disposition of 55,000 shares of common stock on April 17, 2009 at an average price of 6.9213.

(2)	Disposition of 4,900 shares of common stock on April 22, 2009 at an average price of 6.95.

(3)	Disposition of 273,500 shares of common stock on May 6, 2009 at an average price of 7.0889.

(4)	Disposition of 170,000 shares of common stock on May 7, 2009 at an average price of 7.0215.

Page	6	of	7 Pages
(5)	Disposition of 445,000 shares of common stock on May 8, 2009 at an average price of 7.3591.
(d)	Mrs. Freiria has the right to receive and the power to direct the receipts of dividends from, or the proceeds from the sale of 21,300 shares.

Identity and Background
(a)	Isabel Freiria

(b)	Magdalena 1362 Cond. Plaza Estela 1504 San Juan, Puerto Rico

(c)	Present principle occupation: Housewife

(d)	No

(e)	No

(f)	Citizen of the United States

ITEM 6:	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
None.
ITEM 7. Material to be filed as Exhibits
None.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 13, 2009

Signature:	/s/ Angel Álvarez-Pérez
Name Ángel Álvarez-Pérez,
Title: Shareholder.

Page	7	of	7 Pages
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001)